Exhibit 99.1

RISE Education Announces Fourth Quarter and Full Year 2019 Unaudited Financial Results

BEIJING, March 12, 2020 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Operational and Financial Highlights

•	Total revenues increased by 17.5% year-over-year to RMB416.2 million (US$59.8 million) in the fourth quarter of 2019.

•	Net income attributable to RISE increased by 62.3% year-over-year to RMB51.1 million (US$7.3 million) in the fourth quarter of 2019.

•	Non-GAAP net income attributable to RISE[1] increased by 38.2% year-over-year to RMB66.1 million (US$9.5 million) in the fourth quarter of 2019.

•	Adjusted EBITDA[1] was RMB91.0 million (US$13.1 million) in the fourth quarter of 2019, almost the same when compared to the same period last year.

•

Starting the fourth quarter of 2019, the Company will begin reporting the number of students in class[2] and new students enrolled[3] on a quarterly basis, which the Company believes more accurately reflects its business performance and provides a more meaningful comparative analysis than the previously reported student enrollment metric, which included new student enrollments and renewed student enrollments. Renewed student enrollments can be highly impacted by the Company’s promotional activities. The increase in course prices on January 1, 2019 incentivized existing students to renew their courses far in advance of their scheduled graduation dates, making the student enrollment metric exceptionally high in the fourth quarter of 2018 and less indicative of the Company’s business performance on a year-over-year basis. In addition, the adoption of the three-month tuition collection policy in certain cities in December 2018 also significantly impacted the number of renewed student enrollments, which made them less comparable on a year-over-year basis than the number of new students enrolled, who are newly acquired and have signed up for Rise courses.

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Students in class for Rise regular courses (including Rise Start and Rise On programs) were 54,383 as of December 31, 2019, an increase of 10.2% from 49,365 as of December 31, 2018. Approximately 58.5% of these students were in cities where the collection of standard tuition fees have been split into three to four installments since December 2018.

•

New students enrolled for Rise regular courses in the fourth quarter of 2019 were 6,200, compared with 6,536 during the same period last year. Approximately 63.0% were in the cities where the collection of standard tuition fees have been split into three to four installments since December 2018. New students enrolled for other Rise courses (including online, short-term, SSAT test-prep courses and courses provided by the Edge Learning Centers (“The Edge”)) were 1,086 in the fourth quarter of 2019, compared with 1,598 during the same period last year. The total number of the Company’s learning centers increased to 472, consisting of 89 self-owned (including 2 operated by The Edge) and 383 franchised learning centers.

•	Student retention rate at self-owned learning centers was 69% in the fourth quarter of 2019 compared with 71% for the same period of the prior year.

Full Year 2019 Operational and Financial Highlights

•	Total revenues increased by 20.3% year-over-year to RMB 1,529.4 million (US$219.7 million) in full year 2019.

•	Net income attributable to RISE increased by 3.6% year-over-year to RMB148.1 million (US$21.3 million) in full year 2019.

[1]

Non-GAAP net income attributable to RISE excludes share-based compensation (“SBC”) expenses and amortization of certain intangible assets, including teaching course license, trademark, student base and franchise agreements, acquired as part of the junior English Language Training (“ELT”) business by the Company from certain third-party in 2013 (the “2013 acquisition”), from net income attributable to RISE. EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes SBC expenses from EBITDA. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

[2]	Students in class refers to the students who were taking our courses as of a given date.
[3]	New students enrolled refers to the newly acquired students who enrolled in our courses during a given period of time.

•	Non-GAAP net income attributable to RISE[1] increased by 18.6% year-over-year to RMB213.4 million (US$30.6 million) in full year 2019.

•	Adjusted EBITDA increased by 16.4% year-over-year to RMB349.3 million (US$50.2 million) in full year 2019.

•

New students enrolled for Rise regular courses increased by 12.3% year-over-year to 29,049 in full year 2019 from 25,862 in full year 2018. Approximately 59.4% were in the cities where the collection of standard tuition fees have been split into three to four installments since December 2018. New students enrolled for other Rise courses were 6,781 in full year 2019, compared with 10,877 in full year 2018.

•	Student retention rate at self-owned learning centers was 69% in full year 2019, compared with 70% for the prior year.

	Three Months Ended December 31,
(in thousands RMB, except for percentage and per ADS data)	2018	2019	Pct. Change
Revenues	354,168	416,223	17.5%
Operating income	60,008	60,663	1.1%
Non-GAAP operating income	76,361	75,647	-0.9%
Net income attributable to RISE	31,503	51,135	62.3%
Non-GAAP net income attributable to RISE	47,856	66,119	38.2%
Net income per ADS attributable to RISE – basic	0.55	0.91	65.5%
Net income per ADS attributable to RISE – diluted	0.54	0.90	66.7%
Non-GAAP net income per ADS attributable to RISE – basic	0.84	1.17	39.3%
Non-GAAP net income per ADS attributable to RISE – diluted	0.83	1.16	39.8%
Adjusted EBITDA	90,997	90,980	0.0%

	Full Year Ended December 31,
(in thousands RMB, except for percentage and per ADS data)	2018	2019	Pct. Change
Revenues	1,271,888	1,529,447	20.3%
Operating income	207,612	222,789	7.3%
Non-GAAP operating income	244,586	288,052	17.8%
Net income attributable to RISE	142,958	148,100	3.6%
Non-GAAP net income attributable to RISE	179,932	213,363	18.6%
Net income per ADS attributable to RISE – basic	2.51	2.58	2.8%
Net income per ADS attributable to RISE – diluted	2.47	2.55	3.2%
Non-GAAP net income per ADS attributable to RISE – basic	3.16	3.71	17.4%
Non-GAAP net income per ADS attributable to RISE – diluted	3.11	3.67	18.0%
Adjusted EBITDA	300,204	349,308	16.4%

Ms. Lihong Wang, Chairwoman and Chief Executive Officer of RISE commented, “I am very excited to join RISE which has built a solid reputation as a leader in a large and fast-growing market. Throughout 2019, we continued to see strong demand for afterschool English tutoring services in China. Leveraging our strong brand recognition and exceptional execution capabilities, our top line grew by 20.3% in 2019. New students enrolled for Rise regular courses increased by 12.3% for the year while students in class for Rise regular courses increased by 10.2% as of December 31, 2019 when compared with last year.”

“While we generated solid financial results for the year, we also experienced higher refund rates and lower-than-expected rollover rates, reflecting the impact of the three-month tuition collection policy implemented in certain cities. As a result, students in class and new students enrolled for Rise regular courses fell short of their target for the year despite a strong pipeline of prospective students.”

“On my first day as CEO, I launched Project Pioneer to address the operational issues caused by the change in tuition collection policy. Project Pioneer is a tailor-made initiative to drive growth in new students enrolled by fixing the issues that were impacting refund, rollover and conversion rates. I am fully confident that the successful execution of this project will improve our operations overall and re-accelerate top line growth in 2020. Project Pioneer was also designed to fit directly into the long-term strategy I have developed which will facilitate Rise’s transition into a digitalized, cross-disciplinary skill-based education platform.”

“Unfortunately, the outbreak of COVID-19 adversely impacted everyone and everything. Since January 21, 2020, all our learning centers have been temporarily closed, resulting in a significant disruption to our operations. The disruption to our business has compelled us to accelerate the execution of our strategy to digitalize our operations and conduct all aspects of our business online, including marketing, teaching, training and communications with parents and students.

“We are pleased to report a significant milestone with the official launch of online small group classes for our existing and new students earlier this month. The accelerated development of our online small group classes was a direct result of the dedication and perseverance of our highly-skilled teams who worked tirelessly to build out the product and platform in record time to accommodate the challenging operating environment. Our academic team developed more than 400 online courses for both online small group classes and digital marketing purposes in less than 30 days. At the same time, our IT team transformed Rise+ into a nation-wide open educational technology platform for existing and prospective students within 20 days. Rise+ now incorporates Online-Merge-Offline (“OMO”) and live broadcast technologies to support the delivery of online small group classes. I believe this is a clear demonstration of our strong execution capabilities, deep experience in developing educational courses, and commitment to driving this long-term transition.”

“We began offering two-week free online small group classes to all students in February 2020 and began monetizing them in early March. As of March 11, approximately 116,000 students from our self-owned and franchised learning centers in 136 cities across China have been learning via our online small group classes. We believe the online small group classes offer a unique value proposition to students and parents as a supplement to our core offline curriculum.”

“Despite the challenges brought by the outbreak of COVID-19, we remain confident in the fundamental health of our business today and our ability to implement the strategic initiatives to achieve our long-term objectives. We are accelerating the digitalization of our operations to help us solidify our market leading position and increase market penetration over the long run. The education market in China continues to present enormous growth opportunities for companies with strong branding, high-quality curricula and teaching resources, and the ability to offer both online and offline learning experiences. I firmly believe that our ability to build an effective OMO model will ensure long-term growth and success for RISE.”

Ms. Jiandong Lu, Chief Operating Officer and Chief Financial Officer of RISE, added, “Total revenue for the quarter reached RMB416.2 million, an increase of 17.5% when compared with the same period of 2018. Our operating profit reached RMB60.7 million, flat when compared with the same period of 2018. Our operating margin dropped 230 basis points to 14.6% when compared to the same period of 2018 as a result of an increase in teacher salaries and investment in expanding marketing channels. Adjusted EBITDA hit approximately RMB91.0 million for the quarter, essentially flat when compared to the same period of 2018. Full year adjusted EBITDA was RMB349.3 million, an increase of 16.4% over 2018. Adjusted EBITDA margin for 2019 was 22.8%, a drop of 80 basis points from 2018 primarily due to increases in teacher salaries and investment in sales and marketing.”

Financial Results for the Fourth Quarter of 2019

Revenues

Total revenues for the fourth quarter of 2019 increased by RMB62.1 million, or 17.5%, to RMB416.2 million (US$59.8 million) from RMB354.2 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB55.8 million in revenues from educational programs.

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Revenues from educational programs for the fourth quarter of 2019 increased by 17.2% to RMB379.9 million (US$54.6 million). The increase in revenues from educational programs was primarily due to (i) a significant increase in the number of students in class for the Company’s regular courses operated by self-owned learning centers and (ii) price increases for the Company’s regular courses starting at the beginning of the year. The number of the Company’s self-owned learning centers increased to 89 as of December 31, 2019 from 76 as of December 31, 2018. The Company added 213 classrooms as of December 31, 2019 when compared with December 31, 2018.

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Franchise revenues for the fourth quarter of 2019 increased by 17.2% to RMB33.2 million (US$4.8 million), primarily due to an increase in recurring franchise fees associated with an increase in the number of franchised learning centers from 304 as of December 31, 2018 to 383 as of December 31, 2019.

•	Other revenues for the fourth quarter of 2019 increased by 78.5% year-over-year to RMB3.2 million (US$0.5 million).

Cost of Revenues

Cost of revenues for the fourth quarter of 2019 increased by RMB33.3 million, or 22.1%, to RMB183.6 million (US$26.4 million). The increase was primarily due to increased personnel costs associated with increases in teacher headcount, total teaching hours and teachers’ compensation at the Company’s self-owned learning centers and an increase in rental costs associated with the expansion of the Company’s operations. Non-GAAP cost of revenues for the fourth quarter of 2019 increased by 22.8% to RMB179.9 million (US$25.8 million).

Gross Profit

Gross profit for the fourth quarter of 2019 increased by RMB28.8 million, or 14.1%, to RMB232.6 million (US$33.4 million). Gross margin decreased to 55.9% during the fourth quarter of 2019 from 57.6% during the same period of last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2019 increased by RMB28.1 million, or 19.6%, to RMB172.0 million (US$24.7 million). Non-GAAP operating expenses4 for the fourth quarter of 2019 were RMB160.7 million (US$23.1 million).

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Selling and marketing expenses increased by 26.2% year-over-year to RMB87.7 million (US$12.6 million) for the fourth quarter of 2019, compared with RMB69.5 million for the fourth quarter of 2018. The increase was primarily due to increases in marketing channel expenses, headcount, and incentive-based salary raises for the Company’s marketing staff. Non-GAAP selling and marketing expenses during the fourth quarter of 2019 increased by 31.5% year-over-year to RMB86.6 million (US$12.4 million).

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General and administrative expenses for the fourth quarter of 2019 were RMB84.3 million (US$12.1 million), an increase of 13.4% year-over-year from RMB74.4 million for the fourth quarter of 2018. The increase was mainly attributable to the increase in professional fees for the Company’s strategic projects. Non-GAAP general and administrative expenses[4] for the fourth quarter of 2019 increased by 13.2% year-over-year to RMB74.2 million (US$10.7 million).

Operating Income and Operating Margin

Operating income for the fourth quarter of 2019 increased by 1.1% year-over-year to RMB60.7 million (US$8.7 million). Non-GAAP operating income4 for the fourth quarter of 2019 is RMB75.6 million (US$10.9 million) as compared with RMB76.4 million for the same period of 2018.

Operating margin for the fourth quarter of 2019 was 14.6%, compared with 16.9% during the same period of the prior year. Non-GAAP operating margin was 18.2% for the fourth quarter of 2019, as compared with 21.6% for the same period of last year.

[4]

Non-GAAP cost of revenues exclude relevant SBC expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back SBC expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant SBC expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Interest Expense

Interest expense for the fourth quarter of 2019 was RMB7.4 million (US$1.1 million), compared with RMB9.0 million in the same period of the prior year.

Other Income, net

Other income for the fourth quarter of 2019 was RMB0.9 million (US$0.1 million), compared with RMB3.3 million in the same period of the prior year.

Income Tax Expense

Income tax expense for the fourth quarter of 2019 was RMB8.8 million (US$1.3 million), compared with RMB24.7 million in the same period of the prior year. Income tax expense decreased significantly because one of the Company’s major subsidiaries obtained the qualification certificate as a “High and New Technology Enterprise” in the fourth quarter of 2019 and was therefore entitled to a preferential enterprise income tax rate at 15% for the full year 2019.

Net Income Attributable to RISE

Net income attributable to RISE for the fourth quarter of 2019 increased by 62.3% to RMB51.1 million (US$7.3 million). Net margin attributable to RISE in the fourth quarter of 2019 was 12.3%, compared with 8.9% in the same period of the prior year. Non-GAAP net income attributable to RISE1 for the fourth quarter of 2019 increased by 38.2% year-over-year to RMB66.1million (US$9.5 million). Non-GAAP net margin attributable to RISE increased to 15.9% during the quarter from 13.5% in the same period of the prior year.

EBITDA represents net income before interests, taxes, depreciation, and amortization. EBITDA for the fourth quarter of 2019 increased by 1.8% to RMB80.4 million (US$11.6 million) from RMB79.0 million in the same period of the prior year. Adjusted EBITDA1 for the fourth quarter of 2019 was RMB91.0 million (US$13.1 million), flat when compared with the fourth quarter of prior year. Adjusted EBITDA margin decreased to 21.9% in the fourth quarter of 2019 from 25.7% in the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.91 (US$0.13) and RMB0.90 (US$0.13), respectively, for the fourth quarter of 2019. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB1.17 (US$0.17) and RMB1.16 (US$0.17), respectively, for the fourth quarter of 2019.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP cost of revenues, operating expenses, net income, net income attributable to RISE per ADS, EBITDA, and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash generated from operating activities for the fourth quarter of 2019 was RMB74.4 million (US$10.7 million), compared with RMB72.5 million in the same period of the prior year.

Balance Sheet

As of December 31, 2019, the Company had combined cash and cash equivalents and restricted cash of RMB1,022.8 million (US$146.9 million), compared with RMB1,316.8 million as of December 31, 2018.

Current and non-current deferred revenue and customer advances were RMB756.0 million (US$108.6 million) as of December 31, 2019, representing a decrease of 27.2% from RMB1,038.8 million as of December 31, 2018. The decrease was primarily due to a change in the tuition collection schedule as a result of government restrictions on tuition collection schedule implemented in certain cities. Deferred revenue and customer advances mainly consisted of upfront tuition fee payments from students and initial franchise fees from the Company’s franchise partners.

Financial Results for Full Year 2019

Revenues

Total revenues for the full year of 2019 increased by RMB257.6 million, or 20.3%, to RMB 1,529.4 million (US$219.7 million) from RMB1,271.9 million for the full year of 2018. This increase was primarily attributable to an increase of RMB227.0 million in revenues from educational programs.

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Revenues from educational programs for the full year of 2019 increased by 20.7% to RMB 1,324.7 million (US$190.3 million). The increase in revenues from educational programs was primarily due to (i) an increase in the number of students in class for the Company’s regular courses operated by self-owned learning centers and (ii) an increase in prices for the Company’s regular courses starting at the beginning of the year.

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Franchise revenues for the full year of 2019 increased by 24.9% to RMB156.5 million (US$22.5 million), primarily due to an increase in initial franchise fees and recurring franchise fees associated with an increase in the number of franchised learning centers from 304 as of December 31, 2018 to 383 as of December 31, 2019.

•	Other revenues for the full year of 2019 were RMB48.3 million (US$6.9 million) compared with RMB48.9 million for the full year of 2018.

Cost of Revenues

Cost of revenues for the full year of 2019 increased by RMB118.2 million, or 20.5%, to RMB694.7 million (US$99.8 million). The increase was primarily due to increased personnel costs associated with increases in teacher headcount, total teaching hours and teachers’ compensation at the Company’s self-owned learning centers and an increase in rental costs associated with the expansion of the Company’s operations. Non-GAAP cost of revenues4 for the full year of 2019 increased by 20.7% to RMB677.9 million (US$97.4 million).

Gross Profit

Gross profit for the full year of 2019 increased by RMB139.4 million, or 20.0%, to RMB834.8 million (US$119.9 million). Gross margin decreased slightly to 54.6% during the full year of 2019 from 54.7% during last year.

Operating Expenses

Total operating expenses for the full year of 2019 increased by RMB124.2 million, or 25.5%, to RMB612.0 million (US$87.9 million). Non-GAAP operating expenses4 for the full year of 2019 were RMB563.5 million (US$80.9 million).

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Selling and marketing expenses increased by 25.1% year-over-year to RMB307.3 million (US$44.1 million) for the full year of 2019, compared with RMB245.7 million for the full year of 2018. The increase was primarily associated with increases in marketing channel expenses and marketing staff headcount. Non-GAAP selling and marketing expenses[4] during the full year of 2019 increased by 27.2% year-over-year to RMB303.1 million (US$43.5 million).

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General and administrative expenses for the full year of 2019 were RMB304.6 million (US$43.8 million), an increase of 25.8% year-over-year from RMB242.1 million for the full year of 2018. The increase was mainly attributable to (i) increased share-based compensation (“SBC”) expenses associated with new option grants in the second quarter of 2019, (ii) an increase in personnel costs associated with the Company’s expanding business and (iii) an increase in professional service fees related to acquisitions and the Company’s strategic projects. Non-GAAP general and administrative expenses[4] for the full year of 2019 increased by 14.6% year-over-year to RMB260.4 million (US$37.4 million).

Operating Income and Operating Margin

Operating income for the full year of 2019 increased by 7.3% year-over-year to RMB222.8 million (US$32.0 million). Non-GAAP operating income4 for the full year of 2019 increased by 17.8% year-over-year to RMB288.1 million (US$41.4 million).

Operating margin for the full year of 2019 was 14.6%, compared with 16.3% during last year. Non-GAAP operating margin for the full year of 2019 was 18.8%, compared with 19.2% for the full year of 2018.

Interest Expense

Interest expense for the full year of 2019 was RMB34.1 million (US$4.9 million), compared with RMB33.8 million in the full year of 2018.

Other Income

Other income for the full year of 2019 was RMB10.1 million (US$1.5 million), compared with RMB15.4 million in the full year of 2018

Income Tax Expense

Income tax expense for the full year of 2019 was RMB70.7 million (US$10.2 million), compared with RMB71.8 million in the full year of 2018.

Net Income Attributable to RISE

Net income attributable to RISE for the full year of 2019 increased by 3.6% to RMB148.1 million (US$21.3 million). Net margin attributable to RISE in the full year of 2019 decreased to 9.7% from 11.2% in the full year of 2018. Non-GAAP net income attributable to RISE1 for the full year of 2019 increased by 18.6% year-over-year to RMB213.4 million (US$30.6 million). Non-GAAP net margin attributable to RISE declined to 14.0% during the full year of 2019 from 14.1% in the full year of 2018.

EBITDA for the full year of 2019 increased by 7.7% to RMB301.4 million (US$43.3 million) from RMB279.9 million in the full year of 2018. Adjusted EBITDA1 for the full year of 2019 increased by 16.4% year-over-year to RMB349.3 million (US$50.2 million) from RMB300.2 million in the full year of 2018. Adjusted EBITDA margin declined to 22.8% in the full year of 2019, from 23.6% in the full year of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB2.58 (US$0.37) and RMB2.55 (US$0.37), respectively, for the full year of 2019. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB3.71 (US$0.53) and RMB3.67 (US$0.53), respectively, for the full year of 2019.

Cash Flow

Net cash used by operating activities for the full year of 2019 was RMB39.9 million (US$5.7 million), compared with RMB380.0 million of cash generated from operating activities in the full year of 2018, mainly attributable to the change in tuition collection schedule mandated by government regulations.

Charitable Causes Associated with the Coronavirus Outbreak in China

RISE is committed to maintaining the highest standards of corporate social responsibility. To show its support to front-line medical professionals battling the outbreak of COVID-19, RISE donated RMB1 million on January 28, 2020 which was used to support the containment of the outbreak, including the construction of a temporary hospital in Wuhan.

Business Outlook

In accordance with government regulations to contain the outbreak of COVID-19, RISE’s learning centers were temporarily closed throughout the majority of the first quarter of 2020, which will adversely impact the Company’s financial performance. The Company immediately took measures to effectively move its offline classes to online small group classes through Rise+ and began monetizing them in early March 2020. However, the Company expects revenue generated from online small group classes will be immaterial during the first quarter of 2020. With no set timetable for the lifting of government regulations on the temporary closure of learning centers, the Company expects the first quarter 2020 revenue to be in the range of RMB95 million and RMB100 million.

Conference Call Information

RISE will hold a conference call on March 12, 2020 at 8:00 pm Eastern Time (or March 13, 2020 at 8:00 am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437

International:	+65-6713-5090

China Domestic:	400-6208-038

Hong Kong:	+852-3018-6771

Conference ID:	#8147155

The replay will be accessible through March 19, 2020 by dialing the following numbers:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

China Domestic:	400-6322-162

Hong Kong:	+852-3051-2780

Conference ID:	#8147155

A live and archived webcast of the conference call and a copy of the presentation slides will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income, Non-GAAP operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income attributable to RISE, and non-GAAP basic and diluted net income per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to manage uncertainties and business disruptions caused by external factors, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2018.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Tel : +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31	December 31	December 31
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,288,080	999,012	143,499
Restricted cash	28,705	23,813	3,421
Accounts receivable, net	2,438	1,745	251
Amounts due from related parties	190	191	27
Inventories	11,320	8,685	1,248
Prepaid expenses and other current assets	71,537	51,420	7,386

Total current assets	1,402,270	1,084,866	155,832
Property and equipment, net	128,412	137,340	19,728
Intangible assets, net	198,057	210,346	30,214
Long-term investment	—	33,000	4,740
Goodwill	491,969	665,416	95,581
Deferred tax assets	6,713	11,026	1,584
Other non-current assets	53,353	49,638	7,130
Operating lease right-of use assets	—	610,323	87,667

Total assets	2,280,774	2,801,955	402,476

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	82,506	134,015	19,250
Accounts payable	8,426	7,553	1,085
Accrued expenses and other current liabilities	159,882	202,808	29,133
Deferred revenue and customer advances	1,002,796	716,637	102,938
Income taxes payable	25,262	14,594	2,096
Operating lease liabilities, current portion	—	157,911	22,682

Total current liabilities	1,278,872	1,233,518	177,184

Long-term loan	502,356	370,163	53,171
Deferred revenue and customer advances	36,037	39,397	5,659
Deferred tax liabilities	14,541	31,116	4,470
Other non-current liabilities	8,134	39,156	5,624
Operating lease liabilities, non-current portion	—	464,304	66,692

Total liabilities	1,839,940	2,177,654	312,800

Shareholders’ equity:
Ordinary shares	7,074	6,946	998
Additional paid-in capital	600,011	583,262	83,780
Treasury shares, at cost	(23,460)	—	—
Statutory reserves	78,345	104,830	15,058
Accumulated deficit	(248,674)	(127,059)	(18,251)
Accumulated other comprehensive income	42,459	40,917	5,877

Total RISE Education Cayman Ltd shareholders’ equity	455,755	608,896	87,462

Non-controlling interests	(14,921)	15,405	2,213

Total equity	440,834	624,301	89,675

Total liabilities, non-controlling interests and shareholders’ equity	2,280,774	2,801,955	402,476

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended December 31,			Full Year Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenues	354,168	416,223	59,787	1,271,888	1,529,447	219,691
Educational programs	324,090	379,887	54,568	1,097,619	1,324,654	190,274
Franchise revenues	28,305	33,172	4,765	125,341	156,509	22,481
Others	1,773	3,164	454	48,928	48,284	6,936
Cost of revenues	(150,338)	(183,598)	(26,373)	(576,530)	(694,693)	(99,786)

Gross profit	203,830	232,625	33,414	695,358	834,754	119,905
Selling and marketing expenses	(69,468)	(87,657)	(12,591)	(245,662)	(307,339)	(44,146)
General and administrative expenses	(74,354)	(84,305)	(12,109)	(242,084)	(304,626)	(43,757)

Operating income	60,008	60,663	8,714	207,612	222,789	32,002
Interest income	5,099	4,046	581	26,376	17,952	2,579
Interest expense	(8,953)	(7,409)	(1,064)	(33,803)	(34,093)	(4,897)
Foreign currency exchange loss	(361)	(77)	(11)	(1,383)	(1,506)	(216)
Other income, net	3,321	928	133	15,397	10,115	1,452

Income before income tax expense	59,114	58,151	8,353	214,199	215,257	30,920
Income tax expense	(24,735)	(8,768)	(1,260)	(71,763)	(70,697)	(10,155)

Net income	34,379	49,383	7,093	142,436	144,560	20,765

Add: net (income)/loss attributable to non-controlling interests	(2,876)	1,752	252	522	3,540	508

Net income attributable to RISE Education Cayman Ltd	31,503	51,135	7,345	142,958	148,100	21,273

Net income per ordinary share:
Basic	0.28	0.45	0.07	1.26	1.29	0.19
Diluted	0.27	0.45	0.06	1.23	1.27	0.18

Net income per ADS:
Basic	0.55	0.91	0.13	2.51	2.58	0.37
Diluted	0.54	0.90	0.13	2.47	2.55	0.37

Shares used in net income per ordinary share computation:
Basic	114,359,011	112,724,891	112,724,891	113,812,182	114,905,223	114,905,223
Diluted	115,846,535	113,978,315	113,978,315	115,881,867	116,181,610	116,181,610

ADSs used in net income per ADS computation:
Basic	57,179,506	56,362,445	56,362,445	56,906,091	57,452,611	57,452,611
Diluted	57,923,267	56,989,158	56,989,158	57,940,934	58,090,805	58,090,805

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF UNAUDITED GAAP AND NON-GAAP RESULTS

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended December 31,			Full Year Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	34,379	49,383	7,093	142,436	144,560	20,765
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	2,009	1,527	220	2,419	(1,542)	(221)

Other comprehensive income/(loss)	2,009	1,527	220	2,419	(1,542)	(221)

Comprehensive income	36,388	50,910	7,313	144,855	143,018	20,544

Add: comprehensive (income)/loss attributable to non-controlling interests	(2,876)	1,752	252	522	3,540	508

Comprehensive income attributable to RISE Education Cayman Ltd	33,512	52,662	7,565	145,377	146,558	21,052

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF UNAUDITED GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended December 31,			Full Year Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income	34,379	49,383	7,093	142,436	144,560	20,765
SBC	12,015	10,555	1,517	20,352	47,889	6,879
IA amortization arising from Bain acquisition	4,338	4,429	637	16,622	17,374	2,495
Non-GAAP net income	50,732	64,367	9,247	179,410	209,823	30,139

Add: net (income)/loss attributable to non-controlling interests	(2,876)	1,752	252	522	3,540	508

Non-GAAP net income attributable to RISE Education Cayman Ltd	47,856	66,119	9,499	179,932	213,363	30,647

Net income	34,379	49,383	7,093	142,436	144,560	20,765
Add: Depreciation	10,282	11,792	1,693	36,027	45,375	6,518
Add: Amortization	5,732	7,119	1,023	22,199	24,646	3,540
Add: Interest expense	8,953	7,409	1,064	33,803	34,093	4,897
Add: Income tax expense	24,735	8,768	1,260	71,763	70,697	10,155
Less: Interest income	5,099	4,046	581	26,376	17,952	2,579

EBITDA	78,982	80,425	11,552	279,852	301,419	43,296

SBC	12,015	10,555	1,517	20,352	47,889	6,879
Adjusted EBITDA	90,997	90,980	13,069	300,204	349,308	50,175

Cost of revenues	150,338	183,598	26,373	576,530	694,693	99,786
Personnel costs	63,069	87,115	12,513	229,006	301,327	43,283
Rental costs	49,402	58,872	8,456	181,458	220,912	31,732
Others	37,867	37,611	5,402	166,066	172,454	24,771
Less: SBC	354	132	19	1,315	2,617	376
Less: IA amortization arising from Bain acquisition	3,536	3,610	519	13,549	14,162	2,034

Non-GAAP cost of revenues	146,448	179,856	25,835	561,666	677,914	97,376

Non-GAAP gross profit	207,720	236,367	33,952	710,222	851,533	122,315
Selling and marketing expenses	69,468	87,657	12,591	245,662	307,339	44,146
Less: SBC	2,829	275	40	4,229	1,016	146
Less: IA amortization arising from Bain acquisition	802	819	118	3,073	3,212	461

Non-GAAP selling and marketing expenses	65,837	86,563	12,433	238,360	303,111	43,539

General and administrative expenses	74,354	84,305	12,109	242,084	304,626	43,757
Less: SBC	8,832	10,148	1,458	14,808	44,256	6,357

Non-GAAP general and administrative expenses	65,522	74,157	10,651	227,276	260,370	37,400

Operating expense	143,822	171,962	24,700	487,746	611,965	87,903
Less: SBC	11,661	10,423	1,498	19,037	45,272	6,503
Less: IA amortization arising from Bain acquisition	802	819	118	3,073	3,212	461

Non-GAAP operating expense	131,359	160,720	23,084	465,636	563,481	80,939

Operating income	60,008	60,663	8,714	207,612	222,789	32,002
Add: SBC	12,015	10,555	1,517	20,352	47,889	6,879
Add: IA amortization arising from Bain acquisition	4,338	4,429	637	16,622	17,374	2,495

Non-GAAP operating income	76,361	75,647	10,868	244,586	288,052	41,376

Non-GAAP net income per ADS attributable to RISE-basic	0.84	1.17	0.17	3.16	3.71	0.53
Non-GAAP net income per ADS attributable to RISE-diluted	0.83	1.16	0.17	3.11	3.67	0.53

ADSs used in calculating net income per ADS-basic:	57,179,506	56,362,445	56,362,445	56,906,091	57,452,611	57,452,611
ADSs used in calculating net income per ADS-diluted:	57,923,267	56,989,158	56,989,158	57,940,934	58,090,805	58,090,805

Note 1: Each ADS represents two ordinary shares.